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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Issuer))

10% CONVERTIBLE SUBORDINATED NOTES
DUE 2007
(Title of Class of Securities)

731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

        The following communication was made under "Item 9 Regulation FD Disclosure" in a Current Report on Form 8-K furnished by Polymer Group, Inc. today:

        On or after June 4, 2004, Polymer Group, Inc. (the "Company") intends to commence an offer to exchange all of its 10% Convertible Notes due 2007 (the "Convertible Notes"), currently in the aggregate outstanding principal amount of $9,707,000, for 9,707 shares of the Company's Series A PIK Preferred Stock, par value $0.01 per share (the "Series A PIK Preferred Stock").

        Dividends on the Series A PIK Preferred Stock accrue at the rate of 16% per annum and are payable-in-kind through the issuance of additional shares of Series A PIK Preferred Stock, semi-annually in arrears on January 1 and July 1 of each year. Each share of Series A PIK Preferred Stock has a liquidation value of $1,000 per share. The Company will also issue an additional share of Series A PIK Preferred Stock with respect to any Convertible Note issued after the date hereof and exchanged by a noteholder prior to the expiration date of the exchange offer.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Polymer Group, Inc. At the time the offer is commenced, Polymer Group, Inc. will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Memorandum attached as an exhibit thereto and any related document) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Memorandum and any related document will be made available to holders of the Convertible Notes at no expense to them. The Tender Offer Statement (including the Offering Memorandum and any related document) will also be available for free at the Securities & Exchange Commission's website at www.sec.gov.

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EXPLANATORY NOTE